Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Panasonic Corporation:

We consent to the use of our report dated February 17, 2015, except for Note 22, as to which the date is April 28, 2015, with respect to the consolidated balance sheets of Panasonic Corporation as of March 31, 2014 and 2013, and the related consolidated statements of operations, comprehensive income (loss), equity and cash flows for each of the years in the three-year period ended March 31, 2014, and the related financial statement schedule, included herein and to the reference to our firm under the heading “Experts” in the prospectus.

KPMG AZSA LLC

Osaka, Japan

April 28, 2015